Exhibit 99.l

PRESS RELEASE

CHC ANNOUNCES FOURTH QUARTER RESULTS

Tuesday, June 8, 2004, St. John’s, Newfoundland and Labrador, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced (unaudited) financial results for the quarter and year ended April 30, 2004.

	Financial Highlights
	(in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Year Ended

			April 30,		April 30,
CHC Helicopter		April 30,	2003	April 30,	2003
Corporation		2004	(Restated3)	2004	(Restated3)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

T 709.570.0700	Revenue	$218.4	$174.6	$733.7	$718.3
F 709.570.0506	Consolidated Segment EBITDA[1]	36.3	36.2	123.3	141.3
www.chc.ca	Net earnings from operations[2]	37.6	32.7	82.7	83.3
	Net earnings	25.4	22.7	63.7	65.5
	Cash flow[2]	15.9	5.9	65.9	81.8
	Per share information
	Net earnings from operations:[2]
Basic	$1.80	$1.57	$4.00	$4.02
Diluted	1.65	1.45	3.67	3.70
Net earnings:
Basic	$1.22	$1.09	$3.08	$3.16
Diluted	1.12	1.01	2.83	2.92

Highlights

●
Revenue for the three months ended April 30, 2004 was $218.4 million, up $43.8 million from the same quarter last year. The inclusion of Schreiner Aviation Group (“Schreiner”) in the current quarter contributed $39.2 million of the increase.

●	Flying activity in Europe compared to the same quarter last year increased by 509 hours.

●	Contract awards during the quarter were approximately $417.0 million.

●	On February 16, 2004 the Company acquired Schreiner for a purchase price of €86.7 million.

●
During the quarter the Company issued U.S. $250.0 million in ten year senior subordinated notes at a coupon of 73/8%. The proceeds were used to refinance other indebtedness including €87.3 million of existing senior subordinated notes with a coupon of 11¾%.

[1]	See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
[2]	See definitions under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.
[3]	See Note 3 to the Unaudited Condensed Consolidated Financial Information.

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Investor Conference Call

The Company’s 4th quarter/year end conference call and webcast will take place Wednesday, June 9, 2004 at 10:30 a.m. EDT. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4853 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or toll-free 1-877-289-8525 and enter passcode “21050510#”. The replay will be available until June 12, 2004.

The financial results and a webcast of the conference call will be available through the Company’s website at http://www.chc.ca and through Canada NewsWire at: http://www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Derrick Sturge, Vice-President, Finance
& Chief Financial Officer	& Corporate Secretary
709-570-0567	709-570-0713

Chris Flanagan
Director of Communications
709-570-0749

If you wish to be removed or included on the Company's distribution list, please call 709-570-0749 or email communications@stjohns.chc.ca.

This press release and management’s discussion and analysis may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations – Three months ended April 30, 2004

Overview

The financial results include the impact of Schreiner from February 16, 2004, the date of acquisition.

Revenue increased by $43.8 million quarter over quarter, including the unfavourable impact of foreign exchange of $3.2 million. For the year, revenue increased by $15.4 million. This was driven by revenue growth of $55.3 million offset by unfavourable foreign exchange of $39.9 million. Schreiner contributed $39.2 million of the revenue growth, during the seventy-four days since acquisition, for both the quarter and the year with the remaining revenue growth primarily due to increased flying activity in the Company’s International flying segment. Consolidated Segment EBITDA for the quarter was $36.3 million compared to $36.2 million in the same period last year. Consolidated Segment EBITDA growth of $2.5 million was offset by unfavourable foreign exchange of $2.4 million. Consolidated Segment EBITDA for the year declined by $18.0 million from the same period last year, of which $16.9 million was due to unfavourable foreign exchange.

Net earnings from operations for the quarter were $37.6 million ($1.65 per share, diluted) on revenue of $218.4 million as compared to net earnings from operations of $32.7 million ($1.45 per share, diluted) on revenue of $174.6 million last year. Included in the current quarter’s net earnings from operations is a tax recovery of $21.0 million ($0.92 per share, diluted), a significant portion of which is attributable to the reversal of a previously recorded tax liability that is no longer required in respect of owned aircraft as a result of refinancing of certain of the Company’s European fleet. Last year’s results included a tax recovery of $14.0 million ($0.62 per share, diluted) related to changes in tax legislation in Australia. Net earnings from operations for the year ended April 30, 2004 were $82.7 million ($3.67 per share, diluted) on revenue of $733.7 million compared to $83.3 million ($3.70 per share, diluted) on revenue of $718.3 million for the same period last year. The primary factors impacting net earnings from operations for the year include the aforementioned tax recoveries as well as (i) unfavourable foreign exchange on Consolidated Segment EBITDA of approximately $16.9 million, (ii) increased amortization expense of $3.3 million, (iii) decreased financing charges of $5.4 million, and (iv) a lower effective income tax rate.

Net earnings during the quarter were $25.4 million ($1.12 per share, diluted) compared to net earnings of $22.7 million ($1.01 per share, diluted) in the same quarter last year. In addition to the above noted change in net earnings from operations, this quarter’s results include after tax restructuring and debt settlement costs of $12.2 million while last year’s quarter included an after tax asset impairment charge related to the Company’s composites manufacturing operation of $9.9 million. The restructuring costs relate to the restructuring of the

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Company’s European operations and the debt settlement costs relate to the early retirement of a portion of the Company’s 11¾% senior subordinated notes and senior and other credit facilities. Net earnings for the year ended April 30, 2004 were $63.7 million ($2.83 per share, diluted) as compared to $65.5 million ($2.92 per share, diluted) for the same period last year. Net earnings for the year included $19.0 million in after tax restructuring and debt settlement costs while the year ended April 30, 2003 included after tax debt settlement costs of $7.9 million and an after tax asset impairment charge of $9.9 million.

Debt Refinancing

In April 2004 the Company issued U.S. $250.0 million 73/8% senior subordinated notes due 2014. As at April 30, 2004 partial proceeds from this debt issue were used to redeem €87.3 million or $140.6 million (60% of original principal amount) of its 11¾% senior subordinated notes and repay $143.3 million in senior and other credit facilities. After tax debt settlement costs of $12.6 million were incurred upon the early termination of the above debt. Subsequent to year end, an additional €1.1 million or approximately $1.8 million of the Company’s 11¾% senior subordinated notes was redeemed as well as the $10.4 million 8% subordinated debentures. In July, 2004 the Company will redeem the remaining outstanding €5.9 million principal amount related to the 11¾% notes.

Revenue

Total revenue for the three months ended April 30, 2004 was $218.4 million compared to $174.6 million for the same period last year. Over the corresponding twelve month periods total revenue increased from $718.3 million last year to $733.7 million this year. The change is due primarily to the following factors:

●	Net unfavourable foreign exchange of $3.2 million for the quarter and $39.9 million for the year. For a discussion on the nature of this foreign exchange and management’s approach to managing foreign currency exposures, refer to “Foreign Currency” in Management’s Discussion and Analysis,

●	Revenue earned by recently acquired Schreiner of $39.2 million,

●	An increase, excluding the impact of foreign exchange, in revenue in the Company’s International flying segment of $6.9 million quarter over quarter and $21.3 million for the year due to additional contracts and higher flying activity on existing contracts, and

●	An increase, excluding the impact of foreign exchange, in revenue in the Company’s European flying segment of $1.4 million quarter over quarter and a decrease of $5.9 million for the year. Quarter over quarter flying hours increased by 3% while year over year they decreased by 2%.

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Revenue Summary by Quarter
(in millions of Canadian dollars)
(Unaudited)

				Total	Astec
				Flying	Repair &
Period	Europe	International	Schreiner	Operations	Overhaul	Composites	Total

Q1-F2003	$117.0	$45.8	$ —	$162.8	$10.9	$1.3	$175.0
Q2-F2003	124.4	44.5	—	168.9	19.6	1.2	189.7
Q3-F2003	115.2	46.4	—	161.6	15.9	1.5	179.0
Q4-F2003	107.6	48.0	—	155.6	16.6	2.4	174.6
Q1-F2004	112.1	43.6	—	155.7	13.3	1.5	170.5
Q2-F2004	111.5	46.7	—	158.2	14.4	1.4	174.0
Q3-F2004	104.7	49.0	—	153.7	15.3	1.8	170.8
Q4-F2004	109.4	52.5	39.2	201.1	15.1	2.2	218.4

Flying Revenue and Hours

The Company derives its flying revenue from hourly and fixed charges. Approximately 56% (2003 – 60%) of the Company's fiscal 2004 flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 44% (2003 – 40%) was generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

Flying Hours
(Unaudited)

	Flying Hours				Number of Aircraft

Period	Europe	Int’l	Schreiner	Total	Europe	Int’l	Schreiner

Q1-F2003	23,257	11,165	—	34,422	72	87	—
Q2-F2003	22,994	10,618	—	33,612	73	87	—
Q3-F2003	20,316	11,189	—	31,505	73	90	—
Q4-F2003	19,430	11,067	—	30,497	71	88	—
Q1-F2004	22,351	11,057	—	33,408	72	90	—
Q2-F2004	21,951	11,926	—	33,877	70	94	—
Q3-F2004	19,806	12,066	—	31,872	72	95	—
Q4-F2004	19,939	12,216	5,701	37,856	72	96	38

The following table shows flying revenue mix by segment and in total by aircraft type (including the impact of foreign exchange) for fiscal 2004 and 2003. The mix of aircraft type has remained relatively consistent year over year, except for fixed wing which has increased due to the acquisition of Schreiner.

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	Year to Date Flying Revenue Mix
	(in thousands of Canadian dollars)

	Year Ended					Year Ended
	April 30, 2004					April 30, 2003
	(Unaudited)					(Unaudited)

				Fixed					Fixed
	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Wing	Total

Europe	$330,555	$80,289	$—	$—	$410,844	$335,841	$89,625	$—	$—	$425,466
International	50,943	119,157	4,353	5,755	180,208	50,680	118,357	4,273	3,770	177,080
Schreiner	1,857	8,996	473	5,469	16,795	—	—	—	—	—

Total Flying Revenue	$383,355	$$208,442	$4,826	$11,224	$607,847	$386,521	$207,982	$4,273	$3,770	$602,546

Total %	63.1%	34.3%	0.8%	1.8%	100%	64.2%	34.5%	0.7%	0.6%	100%

The following table shows the hourly and fixed flying revenue by segment (including the impact of foreign exchange) for fiscal 2004 and 2003. Fixed flying revenue as a percentage of total flying revenue has increased from 40% last year to 44% this year.

	Flying Revenue - Hourly vs. Fixed
	Year Ended April 30,
	(in thousands of Canadian dollars)
	(Unaudited)

	Hourly		Fixed		Total

	2004	2003	2004	2003	2004	2003

Europe	$272,536	$303,410	$138,308	$122,056	$410,844	$425,466
International	61,226	57,499	118,982	119,581	180,208	177,080
Schreiner	7,562	—	9,233	—	16,795	—

Total	$341,324	$360,909	$266,523	$241,637	$607,847	$602,546

The following table shows segment flying revenue by industry sector (including the impact of foreign exchange) for fiscal 2004 and 2003. For both fiscal years, the Company derived approximately 86% of its flying revenue from the oil and gas industry. The revenue from this industry is derived from production support, which accounts for the majority of the Company’s oil and gas revenue, and from exploration and development activity.

	Flying Revenue - By Industry Sector
	Year Ended April 30,
	(in thousands of Canadian dollars)
	(Unaudited)
	Europe		International		Schreiner		Total

	2004	2003	2004	2003	2004	2003	2004	2003

Oil & Gas	$383,275	$400,765	$125,337	$119,721	$14,067	$ —	$522,679	$520,486
EMS/SAR[4]	21,833	20,513	39,702	36,482	473	—	62,008	56,995
Other	5,736	4,188	15,169	20,877	2,255	—	23,160	25,065

Total	$410,844	$425,466	$180,208	$177,080	$16,795	$ —	$607,847	$602,546

4 EMS/SAR – Emergency Medical Services and Search and Rescue Services

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company’s largest base. Activity at this base represents approximately 31% of total activity in the Company’s European operating segment. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 fiscal to 2004.

Aberdeen Airport - Helicopter Passengers
Fiscal Year Ended April 30,

	2004	2003	2002	2001	2000

Q1	101,757	116,102	121,868	103,874	101,073
Q2	95,227	112,449	123,012	114,376	92,355
Q3	87,588	92,918	114,606	104,381	85,167
Q4	89,975	92,686	108,247	101,166	85,190

	374,547	414,155	467,733	423,797	363,785

Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has declined from the same period in fiscal 2003, 2002 and 2001. In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

Review of Segment Revenue and Segment EBITDA

The Company provides certain financial and related information about its operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of its consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In an effort to achieve this objective, information is provided about segment revenues and Segment EBITDA because these financial measures are used by the Company’s key decision makers in making operating decisions and assessing performance. Consolidated segment revenue excludes inter-segment revenues and is therefore identical to reported revenues. Consolidated Segment EBITDA is the sum of Segment EBITDA from each of the segments, including the “corporate and other” segment, and therefore includes all operating expenses allocated to segments. For additional information about segment revenues and Segment EBITDA, including a reconciliation of these measures to the consolidated financial statements, see Note 4 to the Unaudited Condensed Consolidated Financial Information.

The Company includes six reporting segments in its financial statements: European flying, international flying, Schreiner, Astec repair and overhaul, composites manufacturing and corporate and other. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized, and segments used by management to evaluate the business.

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Europe

Revenue from the Company’s European flying segment for the fourth quarter of this fiscal year was $109.4 million, up $1.8 million from revenue of $107.6 million for the fourth quarter of last year. This $1.8 million increase was comprised of favourable foreign exchange of $0.4 million and a $5.0 million increase in flying revenue, offset by a $2.2 million decrease in training revenue and a $1.4 million decrease in other revenue. The increase in flying revenue was due to an increase in flying activity of 509 hours and an increase in fixed flying revenue as a percentage of total flying revenue quarter over quarter.

Segment EBITDA from the European flying segment was $18.4 million for the fourth quarter of this fiscal year, down $0.4 million from Segment EBITDA of $18.8 million for the fourth quarter last year. This decline was caused by a decrease in Segment EBITDA of $1.1 million partially offset by favourable foreign exchange of $0.7 million. Factors contributing to this $1.1 million decline include (i) increased pension expense of approximately $1.0 million, (ii) Segment EBITDA for the fourth quarter of last year included $0.9 million earned on a one-time ancillary revenue stream, (iii) lower Segment EBITDA of approximately $1.8 million related to the decline in training revenue in Norway offset by (iv) lower than normal maintenance expense quarter over quarter of approximately $1.9 million and (v) the impact of increased flying. The increased pension expense was due to an increase in amortization of net actuarial and experience losses and to assumption changes stemming from last year’s actuarial review.

During the quarter the Company was awarded multi-year contract renewals by Statoil ASA and Norsk Hydro AS for the provision of heavy helicopter transportation services in the Norwegian North Sea. The contracts include the provision of three dedicated new Sikorsky S-92 helicopters, one dedicated Super Puma MkI, up to four dedicated Super Puma MkII’s and back up from the Super Puma fleet. These contracts have start dates ranging from June 2004 to January

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2005 with initial contract periods ranging from three years to seven years. Including option periods, the total potential contract periods range from five years to eleven years. Combined annual revenue from these contracts is approximately $86.0 million.

Effective February 6, 2004, the Company fully implemented a single management structure in its European operations (“CHC Europe”). All necessary regulatory approvals have been obtained and all key management personnel are in place. The Company believes the new management structure provides an increased focus on the critical areas of the business, such as employee and customer relationships, and better positions the Company for growth in Europe. Through improved information systems, group purchasing leverage, better fleet utilization and a reduction in personnel costs, the Company believes it will realize annual Segment EBITDA savings of $12.0 million. To date, actions to effect $9.0 million of the $12.0 million in anticipated Segment EBITDA savings have been completed and the remainder is expected to be complete by July 31, 2004.

International

Revenue from the Company’s International flying segment was $52.5 million for the fourth quarter of this fiscal year compared to $48.0 million for the fourth quarter of last year. This $4.5 million revenue increase was caused by flying revenue growth of $5.6 million attributable to oil and gas customers and an increase in other ancillary revenue of $2.4 million, offset by a decrease in other flying revenue of $1.0 million and unfavourable foreign exchange of $2.5 million. The decrease in other flying revenue was related primarily to the early termination of a UN contract in Iraq in March 2003.

On a quarter over quarter basis, flying activity from oil and gas customers increased by 1,499 hours, flying activity from EMS/SAR customers decreased by

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373 hours and activity from other customers increased by 23 hours. EMS/SARS flying revenue was only minimally impacted as the fixed component accounts for approximately 75% of this revenue steam.

Geographically, the $5.6 million of revenue growth from oil and gas customers was largely driven by (i) the deployment of additional aircraft to existing contracts in each of Myanmar, Malaysia, East Timor and Angola generating incremental revenue of $7.0 million, (ii) new contracts in the Republic of Georgia, Ecuador, India and Angola producing revenue of $2.3 million, offset by (iii) the impact of the expiry of contracts in Venezuela and Australia of $2.9 million and (iv) $1.2 million related to reduced activity in Canada and the Philippines.

Segment EBITDA for the fourth quarter was $7.5 million, down $4.8 million from Segment EBITDA of $12.3 million for the fourth quarter last year. This decline was caused by unfavourable foreign exchange of $2.2 million, and a decrease in Segment EBITDA of $2.6 million. This $2.6 million decrease in Segment EBITDA was driven by (i) the existence last year of certain contracts with higher than normal margins that ended in fiscal 2004, (ii) higher than normal maintenance expense in the current quarter compared to the same quarter last year, (iii) higher base costs in Africa due to the mobilization of two S76C+ aircraft in Equatorial Guinea, (iv) increased lease costs and (v) a retroactive wage settlement with the pilots in Australia. Partially offsetting these items was the impact of increased revenue quarter over quarter. Segment EBITDA percentage at 14.3% during the quarter was in line with that reported in the third quarter at 14.7%.

Schreiner

The Company acquired Schreiner as of February 16, 2004. Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa and Asia in addition to operating an aircraft parts business and providing fixed wing

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maintenance services. Revenue from Schreiner during the period ended April 30, 2004 was $39.2 million while Segment EBITDA earned during the same period was $3.3 million. The $39.2 million in revenue was comprised of (i) $16.8 million in flying revenue of which $14.1 million and $2.7 million related to oil and gas and other customers respectively, (ii) $5.6 million of fixed wing maintenance revenue, (iii) aircraft parts sales of $8.3 million, and (iv) $8.5 million in other revenue.

Astec Repair and Overhaul

Total revenue from the Company’s repair and overhaul segment was $53.5 million for the fourth quarter this year, up $3.5 million from total revenue of $50.0 million for the fourth quarter last year. Third party revenue from this segment was $15.1 million for the current quarter, down $1.5 million compared to $16.6 million for the same period last year. This $1.5 million decrease in third party revenue was attributable to (i) unfavourable foreign exchange of $1.1 million, (ii) a decrease in revenue from heavy maintenance projects of $0.6 million, and (iii) a decrease in revenue from “power-by-the-hour” (“PBTH”) component overhauls of approximately $0.9 million. Partially offsetting these decreases was $0.2 million in revenue growth as a result of increased customer flying hours in Europe and Asia, supported by PBTH agreements, and revenue growth of $0.9 million as a result of the acquisition of Whirly Bird Services Limited (“WBS”) during the quarter. Effective March 5, 2004 the Company acquired 100% of the shares of WBS. With headquarters in the U.K., WBS is a global supplier of survival suits and related passenger survival equipment.

Segment EBITDA for the fourth quarter was $10.2 million, up $0.7 million from $9.5 million for the same period last year. This $0.7 million increase was comprised of (i) $0.3 million due to the acquisition of WBS, (ii) Segment EBITDA growth of $1.3 million due primarily to increased external and internal component overhauls, offset by (iii) unfavourable foreign exchange of $0.9 million.

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Composites

Total revenue from the Company’s composites manufacturing segment was $2.3 million for the three months ended April 30, 2004, in line with revenue for the same period last year of $2.4 million. Excluding $1.0 million in government operating assistance included in revenue in the fourth quarter last year, revenue has grown quarter over quarter due mainly to initial revenue from a contract with Aero Vodochody for the manufacture of S76 components.

Segment EBITDA for the current quarter was a loss of $0.2 million compared to positive Segment EBITDA of $0.2 million for the same period last year. Excluding the above noted government operating assistance, Segment EBITDA improved quarter over quarter primarily due to revenue from the Aero Vodochody contract and cost control measures.

Corporate and Other

The Corporate and other segment recorded costs of $2.9 million in the current quarter compared to $4.5 million in the same period last year. The improvement quarter over quarter is due mainly to $3.0 million in lower variable compensation costs partially offset by the inclusion in the fourth quarter last year of a $0.6 million reduction in the settlement of an outstanding claim against the Company and a $0.8 million aviation insurance refund.

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Financing Charges

Financing charges for the three months ended April 30, 2004, as detailed below, decreased by $0.7 million as compared to the same period last year. This decrease was due mainly to a $4.5 million decrease in foreign exchange losses on operating activities and working capital revaluation, partially offset by a $1.9 million increase in other financing charges, a $1.0 million increase in interest on debt and a $0.9 million decrease in foreign exchange gains on debt repayments and revaluations. Interest on debt increased quarter over quarter due to higher debt levels in connection with the acquisition of Schreiner.

	Three Months Ended
	(Unaudited)

	April 30,	April 30,
	2004	2003

Interest on debt obligations	$8,456	$7,855
Amortization of deferred financing costs	1,180	814
Foreign exchange (gain) loss from operating activities and working capital revaluation	(2,457)	2,058
Foreign exchange gain on debt repayment	(363)	(808)
Foreign exchange gain on revaluation of long-term debt	—	(494)
Other	969	(958)

	$7,785	$8,467

The average interest rate on the Company’s variable-rate senior credit facilities for the current quarter was approximately 4.1% compared to 4.9% in the same period last year.

Income Taxes

Total income tax recovery recorded during the quarter was $22.6 million compared to income tax recovery of $11.6 million recorded in the same quarter last year. During the quarter the Company recorded an income tax recovery of $7.0 million on restructuring and debt settlement costs related to the restructuring of the Company’s European operations and early retirement of a portion of the Company’s 11¾% senior subordinated notes and senior and other credit facilities. During the same quarter last year the Company recorded an income tax recovery of $2.9 million related to the asset impairment charge in the Company’s composite manufacturing operations. Income tax recovery included in net earnings from operations was $15.6 million for the quarter compared to $8.7 million for the same quarter last year. The income tax recovery included in net earnings from operations contained an income tax recovery of $21.0 million, a significant portion of which is attributable to the reversal of a tax liability previously recorded in respect of owned aircraft that is

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no longer required as a result of refinancing of certain of the Company’s European fleet. The remainder of this recovery relates to the reversal of a previously recorded tax liability that is no longer considered necessary as a result of the completion of audits in various jurisdictions which confirmed the Company’s filing position on several matters. For the same quarter last year the income tax recovery included in net earnings from operations reflected an income tax recovery of $14.0 million related to its Australian operations. The Government of Australia had introduced legislation that provided wholly-owned corporate groups with the option to consolidate income taxation from July 1, 2002. The Company’s Australian operations completed an analysis of this option during the fourth quarter last year and decided to elect to file its income tax returns under the new consolidation regime. The benefit of $14.0 million is a result of tax effecting the increase in the tax basis of the assets of each of the subsidiaries in the consolidated Australian group.

On a year to date basis, income tax recovery on net earnings from operations was $7.6 million compared to income tax expense of $5.3 million recorded last year. The difference, other than that explained in the discussion on the quarter, reflects a decrease in the Company’s effective income tax rate primarily the result of decreased earnings in jurisdictions with higher tax rates.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations from operations for the fourth quarter of fiscal 2004 was $13.9 million, up $17.9 million from the fourth quarter of fiscal 2003. This increase was comprised of a $10.0 million increase in cash flow and a $7.9 million improvement in working capital management. The increase in cash flow of $10.0 million was comprised primarily of (i) a $4.6 million increase in deferred revenue due to the relative timing of cash receipts, (ii) a $3.5 million reduction in financing charges due mainly to foreign exchange on operating activities and working capital revaluation and (iii) a $5.9 million reduction in current tax expense, offset by (iv) a $3.8 million increase in the excess of defined benefit pension plan contributions over pension expense.

Non-cash working capital increased by approximately $2.0 million in the fourth quarter of fiscal 2004. While the change was not significant, the acquisition of Schreiner on February 16, 2004 did cause variations within the various components of working capital. In particular, Schreiner’s receivables and payables at that date were significantly different from their typical month end balances and this distorted the change in these components of working capital during the fourth quarter.

In the fourth quarter of fiscal 2003, non-cash working capital increased by approximately $9.9 million due primarily to a $9.4 million increase in inventory.

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This inventory increase occurred largely in the Company’s repair and overhaul segment in support of the Company’s flying divisions and external customers.

Financing Activities

The Company’s total net debt5 increased by $174.8 million during the quarter, from $272.1 million to $446.9 million. This increase consists of a real net debt increase decrease of $225.1 million, offset by a real cash increase of $24.3 million and favourable foreign exchange of $26.0 million. The $225.1 million net increase in debt in the fourth quarter was primarily due to the acquisition of Schreiner. During the quarter, the Company issued U.S. $250 million of 73/8% senior subordinated notes. Proceeds were used primarily to pay down existing debt and to fund issue costs. The Company recorded deferred financing charges in the quarter of $12.8 million in connection with such debt issue costs. As well, the Company incurred debt settlement expenses totaling $19.7 million in connection with the pay down of existing debt. The favourable foreign exchange impact of $26.0 million was due primarily to the effect of exchange rate fluctuations on the Company’s euro denominated debt.

Change in
Total Net Debt Position During Q4
(in millions of Canadian dollars)
(Unaudited)

Opening balance	$272.1
Net increase of debt	225.1
Increase in cash	(24.3)
Foreign exchange	(26.0)

Ending balance	$446.9

As at April 30, 2004, the Company has unused credit facilities of $63.4 million and cash of $67.1 million, for a total of $130.5 million.

During the fourth quarter of the current fiscal year the Company paid dividends totaling $2.7 million.

Investing Activities

Capital asset additions during the quarter totaled $44.7 million. $31.1 million of such expenditures were comprised of (i) $20.8 million for the purchase of three medium helicopters, (ii) $4.3 million for aircraft modifications, (iii) $1.8 million for major spares, (iv) $1.0 million in connection with buildings and hangars, and (v) $3.2 million primarily for other equipment. The aforementioned aircraft expenditures of $20.8 million were comprised of the combined aircraft purchase price of $24.4 million offset by the application of deposits of $3.6 million. The Company also made additional deposits during the quarter of $3.3 million

5 See definition under “Non-GAAP Financial Measures“ in Management’s Discussion and Analysis.

toward future aircraft purchases. Net capital expenditures during the fourth quarter for helicopter major components totaled $9.8 million and were comprised of cash expenditures of $25.9 million offset by amortization of $16.1 million. The Company also spent $3.8 million on helicopter major inspections during the quarter. These expenditures during the period were financed from proceeds received on capital asset dispositions and operating cash flow. Proceeds from disposals during the quarter totaled $42.5 million. This was comprised of $40.2 million received in connection with five aircraft sale-leaseback transactions and $2.3 million received from miscellaneous dispositions.

During the quarter, the Company acquired Schreiner and WBS for net cash outlays of $92.5 million and $4.9 million, respectively. These acquisitions were debt financed.

Page 16

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, Australian dollars, South African rand and euros, the reporting currencies of the Company’s principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of the subsidiaries, namely U.S. dollars and euros. Foreign exchange impact on revenue and Consolidated Segment EBITDA, therefore, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars and (ii) foreign exchange on the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the subsidiaries.

The translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars resulted in foreign exchange that increased revenue by $0.8 million for the three months ended April 30, 2004 but reduced revenue by $20.7 million for the year ended April 30, 2004. Quarter over quarter this favourable foreign exchange was primarily a result of the strengthening of the pound sterling, Australian dollar and South African rand somewhat offset by the weakening of the Norwegian kroner. Year over year the unfavourable foreign exchange was due to the weakening of the Norwegian kroner and pound sterling that was somewhat offset by the strengthening of the Australian dollar and South African rand. The impact on revenue due to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the Company’s subsidiaries was unfavourable by $4.0 million for the quarter and unfavourable by $19.2 million year to date. The total unfavourable foreign exchange impact on revenue was, therefore, $3.2 million for the three months ended April 30, 2004 and $39.9 million for the year ended April 30, 2004.

The unfavourable impact of foreign exchange on Consolidated Segment EBITDA during the quarter was $2.4 million, while the year to date impact was $16.9 million. For the quarter, $0.4 million of this foreign exchange impact was due to the translation of the financial results of the foreign subsidiaries into Canadian dollars, with $5.6 million for the year. The remaining $2.0 million for the quarter was attributable to the translation of U.S. dollar and euro denominated transactions, with $11.3 million for the year. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes.

Page 17

	Annual Average Foreign
	Exchange Rates

	April 30, 2004	April 30, 2003

USD – CAD	1.3434	1.5393
NOK – CAD	0.1916	0.2081
GBP – CAD	2.2997	2.3974
Euro – CAD	1.5916	1.5538

As at April 30, 2004 the Company had designated its new U.S. $250.0 million 73/8% senior subordinated note issue as hedges of the Company’s various net investments as follows: (i) U.S. $100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar, (ii) U.S. $93.5 million converted to pound sterling via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in the U.K., (iii) U.S. $29.7 million converted to euro via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in the Netherlands, and (iv) U.S. $26.8 million converted to Norwegian kroner via a currency swap designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company also had designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and Netherlands, respectively. As a result of the above effective hedges, revaluation gains and losses on debt and the net investments are offset in the shareholders’ equity section of the balance sheet in accordance with Canadian generally accepted accounting principles.

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at April 30, 2004, the Company’s total net debt was denominated in the following currencies:

	(Unaudited)

	Debt in	Canadian
	Original Currency	Equivalent
Currency	(000’s)	(000’s)

Euro	€75,825	$124,497
Pound sterling	£9,927	24,137
U.S. dollar	USD 250,000	342,675
Canadian dollar	CDN 22,717	22,717
Cash (various currencies)		(67,093)

Total Net Debt		$446,933

Fleet

At April 30, 2004 the Company’s fleet consisted of 141 owned aircraft and 65 aircraft under operating leases. Eighty-five of these aircraft are employed in Europe (primarily in the North Sea) with the other 121 employed in other international markets. In addition, 222 aircraft are employed in the Company’s

Page 18

42.75% owned Canadian onshore helicopter operations, Canadian Helicopters Limited, the Company’s 40% owned helicopter operations, Aero Contractors of Nigeria, and the Company’s 37.8% owned investment in Inaer, the largest onshore and offshore helicopter operator in Spain, for a combined total of 428 aircraft.

Fleet Summary

				Fixed			Operating
	Heavy	Medium	Light	Wing	Total	Owned	Leased

Fleet at January 31, 2004	71	82	10	4	167	112	55
Increases (decreases) during the period:
Acquisition of Schreiner	3	24	2	11	40	33	7
S76A++						1	(1)
S76C						(3)	3
S76C+		2			2	2
S76C+						(2)	2
Bell 212		(1)			(1)		(1)
365C2		(1)			(1)	(1)
Kingair				(1)	(1)	(1)

Fleet at April 30, 2004	74	106	12	14	206	141	65

The following aircraft transactions occurred during the fourth quarter of the current fiscal year:

●	One S76A++ aircraft was purchased from the lessor,
●	Three S76C aircraft were involved in “lease-out”, “lease-in” transactions,
●	Two S76C+ aircraft were purchased and an additional two S76C+ were sold and leased back,
●	One Bell 212 was returned to the lessor, and
●	Two aircraft were sold, a 365C2 and a Kingair.

During the quarter, the Company made aircraft operating lease payments of $12.1 million compared to $10.8 million in the same period last year. As at April 30, 2004, there were twenty additional leased aircraft compared to the same period last year of which seven related to the acquisition of Schreiner. The increase in lease payments of $1.3 million is due to an increase in the number of leased aircraft, partially offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 65 aircraft included in the Company’s fleet at April 30, 2004. Sixty of these leases are long-term with expiry dates ranging from 2005 to 2012. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

Page 19

The future minimum lease payments required under these aircraft operating leases are as follows (based on April 30, 2004 interest rates and exchange rates):

Unaudited

2005	$53.4 million
2006	43.5 million
2007	33.9 million
2008	27.0 million
2009	24.1 million
and thereafter:	33.5 million

Total	$215.4 million

As at April 30, 2004, the Company had outstanding deposits for a variety of aircraft. As part of the repair and overhaul contract with the German Ministry of Interior the Company will modify and sell five of its own Super Puma L model aircraft from its European operations.

Defined Benefit Employee Pension Plan

Defined benefit pension plan expense increased by approximately $2.7 million quarter over quarter. This $2.7 million increase was due to approximately $1.7 million related to assumption changes, increased amortization of net actuarial and experience losses quarter over quarter and approximately $1.0 million related to the inclusion of Schreiner’s financial results in the fourth quarter of fiscal 2004.

Dividend

During the second quarter the Company’s Board of Directors declared an annual 50 cent dividend, to be paid quarterly at a rate of 12.5 cents per share on each of the Class A subordinate voting shares and the Class B multiple voting shares. The first and second quarterly payments were made December 2, 2003 and February 4, 2004 for $2.6 million and $2.7 million, respectively. Subsequent to the quarter end a third payment was made on May 5, 2004 for $2.7 million.

Seasonality

The Company’s revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations. There are, however, seasonal variations in earnings from the Company’s 42.75% investment in the onshore operations of Canadian Helicopters Limited and from the Company’s 37.8% owned investment in onshore and offshore helicopter operations of Inaer.

Page 20

Non-GAAP Financial Measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts, and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to either (i) net income in accordance with Canadian GAAP, as an indicator of operating performance, or (ii) cash flows from operating, investing and financing activities in accordance with Canadian GAAP.

The following table provides a reconciliation of (i) net earnings from operations to Canadian GAAP net earnings, (ii) basic and diluted net earnings from operations per share to Canadian GAAP basic and diluted net earnings per share, (iii) cash flow to Canadian GAAP cash flow from operations and (iv) total net debt to total debt.

From the prior fiscal year, the Company has changed its definition of net earnings from operations. Special income tax recoveries, excluding those associated with restructuring and debt settlement costs and asset impairment charges, but including tax recoveries associated with changes in estimates and/or tax laws are considered operational in nature and thus are included in the calculation of net earnings from operations. Accordingly, 2003 net earnings from operations have been revised to reflect this change.

Page 21

Reconciliation of Non-GAAP Financial Measures
(in thousands of Canadian dollars, except per share amounts)

	As at and for the		As at and for the
	Three Months Ended		Year Ended

		April 30,		April 30,
	April 30,	2003	April 30,	2003
	2004	(Restated6)	2004	(Restated6)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$218,386	$174,610	$733,650	$718,313
Operating expenses	182,128	138,398	610,329	577,028

Earnings before undernoted items
(Consolidated Segment EBITDA)	36,258	36,212	123,321	141,285

Undernoted items:
Amortization	(7,825)	(6,011)	(25,922)	(22,585)
Gain on disposals of assets	1,316	2,842	3,307	2,413
Financing charges	(7,785)	(8,467)	(29,510)	(34,878)
Equity in earnings (losses) of associated companies	68	(611)	3,925	2,340

	(14,226)	(12,247)	(48,200)	(52,710)

Net earnings from operations before income taxes	22,032	23,965	75,121	88,575
Income taxes recovery (provision) thereon	15,589	8,705	7,596	(5,255)

Net earnings from operations (1)	37,621	32,670	82,717	83,320

Restructuring and debt settlement costs (2)(3)	(19,192)	—	(28,897)	(12,464)
Asset impairment charge	—	(12,811)	—	(12,811)
Income tax recovery thereon	6,992	2,871	9,856	7,420

	(12,200)	(9,940)	(19,041)	(17,855)

Net earnings	$25,421	$22,730	$63,676	$65,465

Per share
Basic
Net earnings from operations	$37,621	$32,670	$82,717	$83,320
Weighted average number of shares (000’s)	20,911	20,829	20,673	20,728
Basic net earnings from operations per share (4)	$1.80	$1.57	$4.00	$4.02

Diluted
Net earnings from operations	$37,621	$32,670	$82,717	$83,320
Effect of dilutive securities	123	117	493	478

	$37,744	$32,787	$83,210	$83,798
Weighted average number of shares (000’s)	22,865	22,565	22,683	22,621
Diluted net earnings from operations per share (5)	$1.65	$1.45	$3.67	$3.70

Cash Flow (6)
Cash flow from operations	$13,904	$(3,973)	$29,724	$62,656
Change in non-cash working capital	2,036	9,898	36,165	19,094

	$15,940	$5,925	$65,889	$81,750

Total net debt (7)
Total debt	$514,026	$321,268	$514,026	$321,268
Cash and cash equivalents	(67,093)	(58,104)	(67,093)	(58,104)

	$446,933	$263,164	$446,933	$263,164

Page 22

6 See Note 3 to the Unaudited Condensed Consolidated Financial Information.

Definitions of Non-GAAP Financial Measures

(1) Net earnings from operations is defined as net earnings before restructuring costs, debt settlement costs and asset impairment charges and taxes thereon.

(2) Restructuring costs are defined as costs incurred to implement a fundamental and material change to the operating and/or management structures of the Company. Restructuring costs may include severance costs, professional fees, travel costs and other incremental costs directly associated with the restructuring activities.

(3) Debt settlement costs are defined as costs incurred to retire all, or a portion of, an existing debt facility before its scheduled maturity date. Debt settlement costs may include penalties, premiums, professional fees and other incremental costs directly associated with the debt settlement activities.

(4) Basic net earnings from operations per share is defined as net earnings from operations divided by the weighted average number of shares outstanding for the period.

(5) Diluted net earnings from operations per share is defined as net earnings from operations divided by the diluted average number of shares for the period.

(6) Cash flow from operations is defined as cash flow from operations as prescribed by Canadian generally accepted accounting principlesGAAP, but excluding the impact of changes in non-cash working capital.

(7) Total net debt is defined as total debt less cash and cash equivalents.

Page 23

Summary financial data – U.S. Dollars

Certain summary financial data from the April 30, 2004 Unaudited Condensed Consolidated Financial Information has been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at April 30, 2004 of $1.3707 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)

	Three Months Ended	Year Ended

		April 30,
	April 30,	2004
	2004	(Restated7)
	(Unaudited)	(Unaudited)

Revenue	$159.3	$535.3
Consolidated Segment EBITDA[8]	26.5	90.0
Net earnings from operations[9]	27.4	60.3
Net earnings	18.5	46.5
Cash flow[9]	11.6	48.1
Per share information
Net earnings from operations[9]:
Basic	$1.31	$2.92
Diluted	1.20	2.68
Net earnings:
Basic	$0.89	$2.25
Diluted	0.82	2.06

7 See Note 3 to the Unaudited Condensed Consolidated Financial Information.
8 See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
9 See definition under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.

Page 24

CHC HELICOPTER CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of Canadian dollars)
Incorporated under the laws of Canada
As at

		(Restated
		Note 3)
	April 30,	April 30,
	2004	2003

Assets
Current assets
Cash and cash equivalents	$67,093	$58,104
Receivables	193,728	139,587
Future income tax assets	18,955	11,001
Inventory	267,568	214,656
Prepaid expenses	12,123	7,559
	559,467	430,907

Property and equipment, net	680,613	537,318
Investments	49,728	21,043
Other assets	177,557	138,425
Future income tax assets	47,358	17,877

	$1,514,723	$1,145,570

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$200,404	$138,390
Dividends payable	5,194	—
Income taxes payable	6,328	3,532
Future income tax liabilities	2,212	—
Current portion of debt obligations	38,046	20,369
	252,184	162,291

Long-term debt	133,305	139,374
Senior subordinated notes	342,675	151,111
Subordinated debentures	—	10,414
Other liabilities	143,951	59,299
Future income tax liabilities	180,896	210,036
Shareholders’ equity	461,712	413,045

	$1,514,723	$1,145,570

See accompanying notes

Page 25

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Year Ended

		(Restated		(Restated
		Note 3)		Note3)
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003

Revenue	$218,386	$174,610	$733,650	$718,313
Operating expenses	182,128	138,398	610,329	577,028

Earnings before undernoted items	36,258	36,212	123,321	141,285
Amortization	(7,825)	(6,011)	(25,922)	(22,585)
Gain on disposals of assets	1,316	2,842	3,307	2,413
Financing charges	(7,785)	(8,467)	(29,510)	(34,878)
Equity in earnings (losses) of associated companies	68	(611)	3,925	2,340
Asset impairment charge	—	(12,811)	—	(12,811)
Restructuring and debt settlement costs	(19,192)	—	(28,897)	(12,464)

Earnings before income taxes	2,840	11,154	46,224	63,300
Income tax recovery	22,581	11,576	17,452	2,165

Net earnings	$25,421	$22,730	$63,676	$65,465

Earnings per share
Basic	$1.22	$1.09	$3.08	$3.16
Diluted	$1.12	$1.01	$2.83	$2.92

See accompanying notes

Page 26

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)
Year Ended

	April 30,	April 30,
	2004	2003

Retained earnings, beginning of year as originally stated	$177,862	$115,745
Prior period adjustment (Note 3)	(1,186)	(518)

Retained earnings beginning of year, as restated	176,676	115,227
Net earnings	63,676	65,465
Dividends	(10,486)	(4,016)

Retained earnings, end of period	229,866	176,676
Capital stock	238,428	236,962
Contributed surplus	3,291	3,291
Foreign currency translation adjustment	(9,873)	(3,884)

Total shareholders’ equity	$461,712	$413,045

Dividends per participating voting share	$0.50	$0.20

See accompanying notes

Page 27

CHC HELICOPTER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of Canadian dollars)

	Three Months Ended		Year Ended

		(Restated		(Restated
		Note 3)		Note 3)
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003

Operating activities
Net earnings	$25,421	$22,730	$63,676	$65,465
Non-operating items and items not involving cash	(9,481)	(16,805)	2,213	16,285

Cash flow	15,940	5,925	65,889	81,750
Change in non-cash working capital	(2,036)	(9,898)	(36,165)	(19,094)

Cash flow from operations	13,904	(3,973)	29,724	62,656

Financing activities
Change in debt and debt settlement cost	131,485	(17,860)	116,978	(132,302)
Deferred financing costs	(12,775)	—	(13,200)	—
Capital stock issued	891	268	3,289	596
Dividends paid	(2,656)	—	(5,291)	(4,016)

	116,945	(17,592)	101,776	(135,722)

Investing activities
Capital asset additions	(44,664)	(13,944)	(128,284)	(54,011)
Proceeds from disposals	42,481	45,442	126,898	74,865
Aircraft deposits	(3,325)	(408)	(23,574)	(6,730)
Investment in subsidiaries, net of cash acquired	(97,353)	—	(97,353)	—
Other	(3,703)	(2,803)	(1,945)	2,491

	(106,564)	28,287	(124,258)	16,615

Effect of exchange rate changes on cash and cash equivalents	551	(1,550)	1,747	1,717

Change in cash and cash equivalents during the period	24,836	5,172	8,989	(54,734)
Cash and cash equivalents, beginning of period	42,257	52,932	58,104	112,838

Cash and cash equivalents, end of year period	$67,093	$58,104	$67,093	$58,104

See accompanying notes

CHC Helicopter Corporation Notes to the Unaudited Condensed Consolidated Financial Information For the periods ended April 30, 2004 and 2003 (Tabular amounts in thousands)

1.	Basis of presentation

The Unaudited Condensed Consolidated Financial Information (“Consolidated Financial Information”), includes the accounts of CHC Helicopter Corporation and its direct and indirect controlled subsidiaries (collectively, the “Company”). This Consolidated Financial Information has been prepared in accordance with Canadian GAAP. Not all disclosures required by Canadian GAAP for annual financial statements are presented and thus the Consolidated Financial Information should be read in conjunction with the Annual Audited Consolidated Financial Statements. In the opinion of management, any adjustments considered necessary for a fair presentation have been included. This Consolidated Financial Information follows the same accounting policies and methods of application as the most recent Annual Audited Consolidated Financial Statements for the fiscal year ended April 30, 2003.

2.	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	Prior period of adjustment

During fiscal 2004, Norwegian tax authorities assessed commodity tax on certain of the Company’s transactions including aircraft fuel recharged to customers and inter-company management fees. The assessment related to fiscal years 1997 to 2004. The commodity tax assessed for fiscal years prior to 2004 has resulted in a restatement of the Company’s comparative financial statements. The impact of the assessment on the fiscal 2003 financial statements was a reduction in opening retained earnings of $0.5 million, a decrease in net earnings of $0.7 million, and an increase in current liabilities of $1.2 million.

CHC Helicopter Corporation Notes to the Unaudited Condensed Consolidated Financial Information For the periods ended April 30, 2004 and 2003 (Tabular amounts in thousands)

4.	Segment information

The Company’s operations are segregated into six reportable segments. The segments are European flying operations, international flying operations, Schreiner, Astec repair and overhaul operations, composites manufacturing and corporate and other.

	Three Months Ended April 30, 2004

				Astec
				repair
	European	Int’l		and		Corporate
	flying	flying	Schreiner	overhaul	Composites	and other	Total

Total revenue	$113,715	$55,283	$39,164	$53,534	$2,377	$3,885	$267,958
Less: Inter-segment revenues	4,348	2,821	—	38,414	104	3,885	49,572

Revenue from external customers	109,367	52,462	39,164	15,120	2,273	—	218,386
Operating expenses	91,008	44,967	35,883	4,931	2,478	2,861	182,128

Segment EBITDA	$ 18,359	$ 7,495	$ 3,281	$10,189	$ (205)	$(2,861)	36,258

Amortization							(7,825)
Gain on disposals of assets							1,316
Financing charges							(7,785)
Equity in earnings of associated companies							68
Restructuring and debt settlement costs							(19,192)

Earnings before income taxes							2,840
Income tax recovery							22,581

Net earnings							$ 25,421

Notes:
1.
Segment EBITDA is defined as segment earnings before amortization, gain (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, asset impairment charge, restructuring and debt settlement costs, and income taxes.

2.	Europe – includes flying operations in the U.K., Norway, Ireland and Denmark.
3.	International – includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
4.	Schreiner – includes flying operations primarily in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales and fixed wing repair and overhaul.
5.	Repair and overhaul – includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
6.	Composites – includes composite and metal aviation component manufacturing operations in Canada.
7.	Corporate and other – includes corporate head office activities and applicable consolidation eliminations.

CHC Helicopter Corporation Notes to the Unaudited Condensed Consolidated Financial Information For the periods ended April 30, 2004 and 2003 (Tabular amounts in thousands)

4.	Segment information (cont’d)
	Three Months Ended April 30, 2003

			Astec
	European	Int’l	repair and		Corporate
	flying	flying	overhaul	Composites	and other	Total

Total revenue	$112,143	$51,169	$50,020	$2,419	$3,463	$219,214
Less: Inter-segment revenues	4,579	3,151	33,411	—	3,463	44,604

Revenue from external customers	107,564	48,018	16,609	2,419	—	174,610
Operating expenses	88,796	35,698	7,147	2,262	4,495	138,398

Segment EBITDA	$18,768	$12,320	$9,462	$157	$(4,495)	36,212

Amortization						(6,011)
Gain on disposals of assets						2,842
Financing charges						(8,467)
Equity in losses of associated companies						(611)
Asset impairment charge						(12,811)

Earnings before income taxes						11,154
Income tax recovery						11,576

Net earnings						$22,730

	Year Ended April 30, 2004

				Astec
				repair		Corporate
	European	Int’l		and		and
	flying	flying	Schreiner	Overhaul	Composites	other	Total

Total revenue	$453,788	$202,820	$39,165	$193,609	$7,258	$13,577	$910,217
Less: Inter-segment revenues	16,157	11,047	—	135,490	296	13,577	176,567

Revenue from external customers	437,631	191,773	39,165	58,119	6,962	—	733,650
Operating expenses	368,148	164,261	35,884	16,891	9,006	16,139	610,329

Segment EBITDA	$69,483	$27,512	$3,281	$41,228	$(2,044)	$(16,139)	123,321

Amortization							(25,922)
Gain on disposals of assets							3,307
Financing charges							(29,510)
Equity in earnings of associated companies							3,925
Restructuring and debt settlement costs							(28,897)

Earnings before income taxes							46,224
Income tax recovery							17,452

Net earnings							$63,676

Page 31

CHC Helicopter Corporation Notes to the Unaudited Condensed Consolidated Financial Information For the periods ended April 30, 2004 and 2003 (Tabular amounts in thousands)
4.	Segment information (cont’d)

	Year Ended April 30, 2003

			Astec
	European	Int’l	repair and		Corporate
	flying	flying	overhaul	Composites	and other	Total

Total revenue	$481,452	$197,686	$204,850	$6,426	$13,852	$904,266
Less: Inter-segment revenues	17,338	12,902	141,861	—	13,852	185,953

Revenue from external customers	464,114	184,784	62,989	6,426	—	718,313
Operating expenses	375,500	144,917	25,599	9,601	21,411	577,028

Segment EBITDA	$88,614	$39,867	$37,390	$(3,175)	$(21,411)	141,285

Amortization						(22,585)
Gain on disposals of assets						2,413
Financing charges						(34,878)
Equity in earnings of associated companies						2,340
Asset impairment charge						(12,811)
Debt settlement costs						(12,464)

Earnings before income taxes						63,300
Income tax recovery						2,165

Net earnings						$65,465